SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: September 19, 2007	By	/s/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contacts:
In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Ruth Group
+886-6-507-7712	+1-646-536-7006
s.k._chen@chipmos.com	dpasquale@theruthgroup.com

ChipMOS FILES PATENT INFRINGEMENT SUITS AGAINST WALTON ADVANCED

ENGINEERING INC AND WALTON CHAINTECH CORPORATION

Hsinchu, Taiwan, September 19, 2007 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) filed two lawsuits on September 19, 2007 in Kaohsiung and Banciao District Court against Walton Advanced Engineering, Inc. (“Walton”) and Walton Chaintech Corporation (“Walton Chaintech”), alleging their infringement of one of ChipMOS’ package related patents which are used for DDR II SDRAM devices.

ChipMOS obtained from the retail market several “APOGEE” branded memory modules manufactured by Walton Chaintech, which are believed to contain memory ICs assembled by Walton, and sent these modules to a professional appraisal institution for investigation. ChipMOS decided to file the litigation based upon the report of this professional appraisal institution, which concluded that the package device employed on the aforementioned modules infringed ChipMOS R.O.C. patent no. 177516 “Method for Mounting a Chip for Improving Bonding and Positioning” .

ChipMOS treats intellectual property as one of the Company’s important resources. To protect its patents and its shareholders, and to seek a fair return on its efforts in R&D activities, ChipMOS decided to file the patent infringement lawsuits against Walton and Walton Chaintech, each seeking NT$15 million in monetary damages at the initial stage for the losses ChipMOS suffered as well as a court order prohibiting Walton and Walton Chaintech from using the allegedly infringing technology.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.